Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

February 6, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Justin Kisner

Washington, D.C. 20549

RE:	First Rate Staffing Corporation

Amendment No. 8 to Form S-1

Filed April 30, 2014

File No. 333-184910

Dear Mr. Kisner:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) an amendment to the Form S-1 for First Rate Staffing Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated May 9, 2014 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1. Upon the Commission’s review and approval of the responses and amendments to the Form S-1, the Company intends to file a request for acceleration of the effective date of the Form S-1.

The Business, page 19

Entry into Agreement to Acquire Certain Assets of Loyalty Staffing, page 28

1. We note your response to and reissue comment two. Tell us how you applied the guidance in Rule 3-05 of Regulation S-X in evaluating whether you are required to include audited financial statements of Loyalty Staffing Services, and pro forma financial information reflecting this acquisition as required by Rule 11-01 of Regulation S-X. It appears that this acquisition is significant at the greater than 50% level based on the purchase price.

Response: The Company’s business combination to acquire 100% of Loyalty staffing on February 11, 2014, was a significant business combination. Therefore, in accordance with RegS-X.T.Rule3-05b(2)(iv), the Company has amended the disclosure to add the required financial statements and pro-forma information specified by Article 11 of this chapter under cover of Form 8-K.

Management’s Discussion and Analysis..., page 32 Discussion of the Year ended December 31, 2013, page 36

2. We note that you attribute the increase in revenue from 2012 to 2013 to the addition of new customers during 2013. You report a smaller operating and net loss from 2012; however it is unclear what underlying reasons accounted for the year-over-year changes in revenue and expense. In this regard, please revise to:

•	clearly disclose and quantify each material factor that contributed to the change in revenue and cost of sales;
•	provide insight into the underlying business drivers or conditions that contributed to these changes; and
•	describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

For further guidance, please refer to Item 303 of Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33- 8350.htm.

Response: The Company has made revisions and provided additional disclosure in this section to address these matters.

Note 4. Going Concern, page F-8

3. Please revise to expand your description of the financial difficulties giving rise to the going concern opinion issued by your auditors and provide a discussion of a viable plan that has the capability of removing the threat to the continuation of your business.

Response: The Company has made revisions and provided additional disclosure in this section to address this comment.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel
Anthony A. Patel, Esq.
Cassidy & Associates

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